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Sch13G-v2
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            NewPower Holdings, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  87260K 10 7
                                 (CUSIP Number)

                               December 31, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87260K 10 7              13G                       Page 2 of 13 pages
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-------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
             ENRON CORP.

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) |_|
             (b) |_|

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
             OREGON
-------------------------------------------------------------------------------
                            5.   Sole Voting Power
     Number of Shares               50,784,600
                           ----------------------------------------------------
  Beneficially Owned by     6.    Shared Voting Power
                                    5,000,000
  Each Reporting Person    ----------------------------------------------------
                            7.   Sole Dispositive Power
          With:                     50,784,600
                           ---------------------------------------------------
                            8.   Shared Dispositive Power
                                    5,000,000
-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            55,784,600
-------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
            |X|
-------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)
            43.8%
-------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
            CO
-------------------------------------------------------------------------------

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CUSIP No. 87260K 10 7              13G                       Page 3 of 13 pages
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-------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
             ENERON ENERGY SERVICES, LLC

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) |_|
             (b) |_|

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
             DELAWARE
-------------------------------------------------------------------------------
                            5.   Sole Voting Power
     Number of Shares               50,784,600
                           ----------------------------------------------------
  Beneficially Owned by     6.    Shared Voting Power
                                    5,000,000
  Each Reporting Person    ----------------------------------------------------
                            7.   Sole Dispositive Power
          With:                     50,784,600
                           ---------------------------------------------------
                            8.   Shared Dispositive Power
                                    5,000,000
-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            55,784,600
-------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
            | |
-------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)
            43.8%
-------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
            OO - LIMITED LIABILITY COMPANY
-------------------------------------------------------------------------------

CUSIP No. 87260K 10 7              13G                       Page 4 of 13 pages
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-------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
             CORTEZ ENERGY SERVICES, LLC

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) |_|
             (b) |_|

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
             DELAWARE
-------------------------------------------------------------------------------
                            5.   Sole Voting Power
     Number of Shares                  -0-
                           ----------------------------------------------------
  Beneficially Owned by     6.    Shared Voting Power
                                    5,000,000
  Each Reporting Person    ----------------------------------------------------
                            7.   Sole Dispositive Power
          With:                        -0-
                           ---------------------------------------------------
                            8.   Shared Dispositive Power
                                    5,000,000
-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            5,000,000
-------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
            | |
-------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)
            8.5%
-------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
            OO - LIMITED LIABILITY COMPANY
-------------------------------------------------------------------------------

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CUSIP No. 87260K 10 7              13G                       Page 5 of 13 pages
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1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
             McGARRET I, L.L.C.

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) |_|
             (b) |_|

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
             DELAWARE
-------------------------------------------------------------------------------
                            5.   Sole Voting Power
     Number of Shares               6,766,400
                           ----------------------------------------------------
  Beneficially Owned by     6.    Shared Voting Power
                                       -0-
  Each Reporting Person    ----------------------------------------------------
                            7.   Sole Dispositive Power
          With:                     6,766,400
                           ---------------------------------------------------
                            8.   Shared Dispositive Power
                                       -0-
-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            6,766,400
-------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
            | |
-------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)
            10.4%
-------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
            OO - LIMITED LIABILITY COMPANY
-------------------------------------------------------------------------------

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CUSIP No. 87260K 10 7              13G                       Page 6 of 13 pages
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1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
             McGARRET II, L.L.C.

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) |_|
             (b) |_|

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
             DELAWARE
-------------------------------------------------------------------------------
                            5.   Sole Voting Power
     Number of Shares               8,458,200
                           ----------------------------------------------------
  Beneficially Owned by     6.    Shared Voting Power
                                       -0-
  Each Reporting Person    ----------------------------------------------------
                            7.   Sole Dispositive Power
          With:                     8,458,200
                           ---------------------------------------------------
                            8.   Shared Dispositive Power
                                       -0-
-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            8,458,200
-------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
            | |
-------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)
            12.7%
-------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
            OO - LIMITED LIABILITY COMPANY
-------------------------------------------------------------------------------

CUSIP No. 87260K 10 7              13G                       Page 7 of 13 pages
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-------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
             McgARRET III, L.L.C.

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) |_|
             (b) |_|

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
             DELAWARE
-------------------------------------------------------------------------------
                            5.   Sole Voting Power
     Number of Shares               2,791,800
                           ----------------------------------------------------
  Beneficially Owned by     6.    Shared Voting Power
                                       -0-
  Each Reporting Person    ----------------------------------------------------
                            7.   Sole Dispositive Power
          With:                     2,791,800
                           ---------------------------------------------------
                            8.   Shared Dispositive Power
                                       -0-
-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            2,791,800
-------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
            | |
-------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)
            4.6%
-------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
            OO - LIMITED LIABILITY COMPANY
-------------------------------------------------------------------------------

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CUSIP No. 87260K 10 7              13G                       Page 8 of 13 pages
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1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
             EES WARRANT TRUST

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) |_|
             (b) |_|

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
             DELAWARE
-------------------------------------------------------------------------------
                            5.   Sole Voting Power
     Number of Shares               24,117,800
                           ----------------------------------------------------
  Beneficially Owned by     6.    Shared Voting Power
                                       -0-
  Each Reporting Person    ----------------------------------------------------
                            7.   Sole Dispositive Power
          With:                     24,117,800
                           ---------------------------------------------------
                            8.   Shared Dispositive Power
                                       -0-
-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            24,117,800
-------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
            | |
-------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)
            29.3%
-------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
            OO - TRUST
-------------------------------------------------------------------------------

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CUSIP No. 87260K 10 7              13G                       Page 9 of 13 pages
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                                  SCHEDULE 13G
ITEM 1.

(A)  Name of Issuer:

                      NewPower Holdings, Inc.

(B)  Address of Issuer's Principal Executive Offices:

                      One Manhattanville Road
                      Purchase, New York 10577

ITEM 2.

(A)  Name of Person Filing:

                      1.   Enron Corp.
                      2.   Enron Energy Services, LLC
                      3.   Cortez Energy Services, LLC
                      4.   McGarret I, L.L.C.
                      5.   McGarret II, L.L.C.
                      6.   McGarret III, L.L.C.
                      7.   EES Warrant Trust

(B)  Address of Principal Business Office or, if none, Residence:

                      The address of the principal business office of each reporting person is:
                      1400 Smith Street
                      Houston, Texas 77002

(C)  Citizenship:

                      1.   Oregon
                      2.   Delaware
                      3.   Delaware
                      4.   Delaware
                      5.   Delaware
                      6.   Delaware
                      7.   Delaware
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CUSIP No. 87260K 10 7              13G                      Page 10 of 13 pages
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(D)  Title of Class of Securities:

                      Common Stock, par value $.01 per share

(E)  CUSIP Number

                      87260K 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a) |_| Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o);
              (b) |_| Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c);
              (c) |_| Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c);
              (d) |_| Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);
              (e) |_|  An investment adviser in accordance with ss.240.13d-1(b)
                      (1)(ii)(E);
              (f) |_| An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);
              (g) |_| A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G);
              (h) |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i) |_| A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

              Please see the cover pages to this Schedule 13G for the requested ownership information of each reporting person. The Common Stock reflected as owned by Enron includes 5,000,000 shares of Common Stock owned by Cortez Energy Services, LLC. Pursuant to the terms of the Contribution and Subscription Agreement executed in connection with NewPower Holding's initial private placement, immediately upon receipt of the shares of Common Stock issued to Enron Energy Services, LLC, currently a wholly-owned subsidiary of Enron, in that transaction, Enron Energy Services contributed 5,000,000 of those shares of Common Stock to Cortez. Cortez Energy Services, LLC is a limited liability company with Enron Energy Services as its managing member and LJM2 Co-Investment, L.P. as its only other member. The general partner of LJM2 Co-Investment, L.P. is LJM2 Capital Management, L.P., whose general partner is LJM2 Capital Management, LLC, whose managing member is Mr. Andrew S. Fastow. Mr. Fastow is Executive Vice President and Chief Financial Officer of Enron. LJM2 Co-Investment, L.P. is also the managing member of LJM2-TNPC, LLC. As a result of Mr. Fastow's positions at LJM2 Capital Management,

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CUSIP No. 87260K 10 7              13G                      Page 11 of 13 pages
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LLC and Enron, Enron may be deemed to beneficially own the LJM2-TNPC member interests held by LJM2 Co-Investment, L.P., and thus the shares of Common Stock that LJM2-TNPC may acquire upon exercise of its Class A warrants. Enron disclaims beneficial ownership of the shares of Common Stock held by LJM2-TNPC. The Class A warrants reflected as owned by Enron include 6,766,400 Class A warrants that have been transferred by Enron Energy Services to McGarret I, L.L.C., 8,458,200 Class A warrants that have been transferred by Enron Energy Services to McGarret II, L.L.C. and 2,791,800 Class A warrants that have been transferred by Enron Energy Services to McGarret III, L.L.C. Enron Energy Services is the sole managing member of these entities. The Class A warrants reflected as owned by Enron also include 24,117,800 Class A warrants that have been transferred by Enron Energy Services to EES Warrant Trust. Enron and Enron Energy Services have voting and dispositive power over the Class A warrants held by EES Warrant Trust.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.     CERTIFICATIONS.

              Not applicable.



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CUSIP No. 87260K 10 7              13G                      Page 12 of 13 pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 14, 2001

                                 ENRON CORP.


                                 By: /s/ ROBERT H. BUTTS
                                    -------------------------------------------
                                 Name:  Robert H. Butts
                                 Title: Managing Director and Controller


                                 ENRON ENERGY SERVICES, LLC


                                 By:  /s/ MARK S. MULLER
                                    -------------------------------------------
                                 Name:    Mark S. Muller
                                 Title:   President, New Business Ventures


                                 CORTEZ ENERGY SERVICES, LLC

                                 By:      Enron Energy Services, LLC,
                                          its Managing Member


                                          By:  /s/ MARK S. MULLER
                                             ----------------------------------
                                          Name:    Mark S. Muller
                                          Title:   President, New Business
                                                    Ventures


                                 MCGARRET I, L.L.C.

                                 By:      Enron Energy Services, LLC,
                                          its Managing Member


                                          By: /s/ MARK S. MULLER
                                             ----------------------------------
                                          Name:    Mark S. Muller
                                          Title:   President, New Business
                                                    Ventures

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CUSIP No. 87260K 10 7              13G                      Page 13 of 13 pages
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                                 MCGARRET II, L.L.C.

                                 By:      Enron Energy Services, LLC,
                                          its Managing Member


                                          By: /s/ MARK S. MULLER
                                             ----------------------------------
                                          Name:    Mark S. Muller
                                          Title:   President, New Business
                                                    Ventures


                                 MCGARRET III, L.L.C.

                                 By:      Enron Energy Services, LLC,
                                          its Managing Member


                                          By: /s/ MARK S. MULLER
                                             ----------------------------------
                                          Name:    Mark S. Muller
                                          Title:   President, New Business
                                                    Ventures


                                 EES WARRANT TRUST

                                 By:      Wilmington Trust Company,
                                          Not in its individual capacity
                                          but solely as Trustee


                                          By: /s/ ANN E. ROBERTS
                                             ----------------------------------
                                          Name:    Ann E. Roberts
                                          Title:   Assistant Vice President

                                EXHIBIT INDEX

                     Exhibit A -- Joint Filing Agreement